September 21, 2009

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc. (the “Company” or “NeoStem”)
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 1-33650

Dear Ms. Jenkins:

Thank you for accommodating us today, September 21, 2009, to informally discuss the revenue recognition issues that have been raised by the staff in its recent comment letters to our Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and as subsequently discussed in a phone conference on September 18th.  As per our understanding, the staff’s concerns are centered on the nature of the relationship between NeoStem and its collection centers. Specifically you have proposed to us on a preliminary basis that:

1)
The relationship between NeoStem and its Collection Centers is not that of a vendor and customer/client, and therefore if that relationship does not exist then the “start up fees” received from the collection center can not be considered revenue.

2)	If the “start up fees” received from the collection center are not revenue, then they must be accounted for as an offset against our operating expenses.

In addition, you cited EITF 02-16 “Accounting by a Customer (Including Reseller) for Certain Consideration Received from a Vendor.” While the flow of funds in the instant case are in the opposite direction from that which is the subject of EITF 02-16,  we believe you were also relying in part on a portion of the consensus opinion concerning Issue 1:

420 Lexington Avenue, Suite 450, New York, NY 10170   212.584.4180 main   646.514.7787 fax

The Task Force reached a consensus that cash consideration represents a reimbursement of costs incurred by the customer to sell the vendor's products and should be characterized as a reduction of that cost when recognized in the customer's income statement if the cash consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the customer in selling the vendor's products or services. If the amount of cash consideration paid by the vendor exceeds the cost being reimbursed, that excess amount should be characterized in the customer's income statement as a reduction of cost of sales when recognized in the customer's income statement.

We respectfully submit that this is not an appropriate characterization of our relationship with our collection centers and, accordingly, the accounting provided for in EITF 02-16 does not apply.   NeoStem’s service is unique and we submit, as further described in this letter, that our relationship with our collection centers is in fact that of a licensor and licensee.

We would like to start by giving you more detailed background information regarding us and our business.  NeoStem is a pioneer in providing adult stem cell collection, processing and banking for healthy individuals in advance of medical need. With the exception of umbilical cord blood banks, there are no medical service businesses similar to NeoStem and we have been obligated to create our business model without benefit of other examples. We had several alternatives in structuring the operation of our collection centers:

1)	Own and operate our own collection centers.

When NeoStem’s predecessor company was first organized in 2003, it did open a small collection center. Prior to the assets of the original NeoStem company being sold to the present company in 2006, the company-owned facility was closed. As the business matures, we will revisit this business model and open our own collection centers if and when we feel it in our best interests.

2)	Contract with companies that provide cell collection services for current medical needs.

We have contracted with a company that provides cell collection services and has a large facility for that purpose and have collected limited numbers of clients at this facility. However, this facility is not situated conveniently to individuals that have the disposable income necessary to take advantage of our service. We have continued the contractual arrangement because the cell collection service also provides mobile services that can support some of our current collection centers.

3)
Enter into development agreements with third parties to develop collection centers in designated regions of the country and then enter into individual license agreements with NeoStem for each collection center created under the development agreement.  The development agreements gave exclusive rights to establish a collection center in a particular territory.

We have entered into development agreements from which one collection center was developed.

4)	License physicians and physician practices to be collection centers for NeoStem.

We believe that establishing collection centers in physician offices allows NeoStem to be located in communities with residents having the disposable income necessary to take advantage of our service. In addition, each physician has an established patient roll that provides an immediate source of potential clients. The physicians and physician practices that have joined our collection center network have not done so to engage in contract work or to fill idle unproductive space but rather they have paid fees to NeoStem to become a part of the collection network in order to enhance their medical practice and to have access our proprietary stem cell technology. In fact, the second recital in our Collection Center Agreement states “…Practice desires to enhance the scope of services available to its patients to include Stem Cell Collection Services…” The relationship between NeoStem and its collection center is that of licensor and licensee, and in essence our collection center agreements are license agreements.

The Collection Center Agreement is effectively a license that grants the physician the right to participate in our stem cell collection network and access to our stem cell banking technology, which includes our know-how, trade secrets, copy rights and other intellectual property rights owned by us and utilized in connection with the delivery of stem cell collection services.  Our stem cell banking technology is proprietary and the subject of pending patent applications. The collection centers are licensed in the State in which the center is located to the extent required by State law and NeoStem has certain State and Federal licenses and registrations based on NeoStem’s role in the collection process.  The ability of the physician practice to offer this service is in part dependant on our regulatory licenses and totally dependent on its right to our proprietary technology. Our determination that our Collection Center Agreements are license agreements is based on the underlying nature of the arrangements we have entered into with our collection centers, the language in our agreements and the definition of a license agreement as it is generally understood within the larger framework of business law concepts and definitions.  In this context, we submit to the staff the following definition of a license agreement, as it appears in a popular business dictionary, which is consistent with our independent knowledge and other research, providing in relevant part:

 “A written contract under which the owner of a copyright, know how, patent, service mark, trademark, or other intellectual property, allows a licensee to use, make, or sell copies of the original. Such agreements usually limit the scope or field of the licensee, and specify whether the license is exclusive or non-exclusive, and whether the licensee will pay royalties or some other consideration in exchange… licensing agreements are mainly used in commercialization of a technology....”

The physician practice typically pays an up-front licensing fee to receive access to and transfer of our stem cell technology and know-how. We recognize revenue from these agreements in accordance with SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) as amended by SAB 104, accounting guidance that added SAB Topic 13 – “Revenue Recognition” to the SAB codification. (See below for specific guidance we have followed from SAB Topic 13).  As part of the accounting for the up-front license revenue, revenue from the up-front license fee is recognized based on such factors as when the payment is received, collectability and when all material services or conditions relating to the sale have been substantially performed based on the terms of the agreement. The Company has seven active licensing agreements relating to collection centers throughout the United States of America.

Our collection center agreements:

(i)  grant to the Practice during the term “a non-exclusive, non-transferable license, without the right to grant sublicenses, to use the Intellectual Property and the Marks solely in connection with the delivery of Stem Cell Collection Services at the Practice Site.”

(a)    “Intellectual Property” is defined as “all know-how, trade secrets, copyrights and other intellectual property rights (excluding the Marks) that NeoStem owns or otherwise has the right to grant licenses under and are relevant to the delivery of Stem Cell Collection Services.”

(b)   “Marks” are defined as “the ‘NeoStem’ mark and name, and such other marks and names as may be designated by NeoStem from time to time by written notice to Practice.”

(c)   “Stem Cell Collection Services” are defined as “adult stem cell collection, processing, cryopreservation and storage services to facilitate autologous stem cell transplant.”

(d)  In the collection center agreement, the Practice acknowledges that as between the Practice and NeoStem, NeoStem is the sole and exclusive owner of the Intellectual Property and the Marks, that Practice will not obtain any right, title or interest in the Marks by virtue of its use of the Marks, and any additional goodwill associated with the Marks that is created through use by Practice of the Marks shall inure solely to the benefit of NeoStem, and that Practice has and will obtain no right, title or interest in any of the Intellectual Property or Marks other than the license rights expressly granted in the Collection Center Agreement.  Further, a Practice’s rights to use any of the Marks is conditioned upon the Practice complying with all of its obligations under the agreement and complying with NeoStem’s policies and procedures in all material respects.

(ii)  grant to the Practice “a non-exclusive license to use (but not to modify) the Client Agreements, policies and procedures and check lists in connection with the delivery of Stem Cell Collection Services.”

(iii)  provide for upfront and ongoing payments during the term of the agreement in consideration for the grant of the license.

We believe the above clearly demonstrates that the relationship between NeoStem and its collection centers is that of licensor and licensee.

We note that the fees realized from our collection centers have been referred to collectively as “Start up fees” in our financial statement footnotes, general ledgers and financial workpapers during the short period of time that we as a young company have been engaged in this business.  Now that we are being asked to give further clarification and definition to such fees, we believe that the “start-up” fees (reflected below as the “Practice Marketing Fees”) are most appropriately categorized as upfront licensing fees and the periodic, ongoing fees (reflected below as the “Network Services Fees”) are most appropriately categorized as license maintenance fees.  In addition, please note that over time, we have reduced the upfront licensing fees and parsed them into a series of fees due over specified periods of time. We did this to make the fees more affordable and to tie to the expected growth in business of the Collection Center.

The initial fees due from a Collection Center are presently described in the collection center agreements as a “Practice Marketing Fee,” with periodic “Network Service Fees” (payable quarterly or annually) due over the remainder of the agreement.

The Practice Marketing Fee is paid “in consideration of the staff training, access to and the right to use NeoStem’s know-how, protocols, procedures, Client Agreements and Marks.”  It should be noted that the collection center is responsible for any travel, lodging and other related expenses incurred in connection with the training.

The periodic Network Services Fee is paid “in consideration of NeoStem’s ongoing support such as amendments to the Client Agreements, updated standard operating procedures, and updated policies to comply with the changing standards, ongoing administrative services including billing and collection, stem cell collection support and additional marketing support.” Although the description of these fees may appear to imply that the periodic fees are for reimbursement of costs associated with the activities described above, it would be more accurately described as a fee for maintaining, and access to, the general infrastructure associated with Stem Cell Collections.

We believe that the contractual description of the fees received from Collection Centers, as well as the other relevant provisions of the agreements as described above,  further support our position that the relationship between NeoStem and Collection Center is that of a licensor and licensee.  Moving forward, we will strive to ensure that the nature of this licensor/licensee relationship is given greater definition in the agreements as well as in our financial and other reporting matters relating thereto.

In reviewing the accounting literature concerning fees paid by licensees to licensors, we have noted the following citation:

”Staff Accounting Bulletin Topic 13.A.3.(f).

f. Nonrefundable up-front fees

Question 1

Facts: Registrants may negotiate arrangements pursuant to which they may receive nonrefundable fees upon entering into arrangements or on certain specified dates. The fees may ostensibly be received for conveyance of a license or other intangible right or for delivery of particular products or services. Various business factors may influence how the registrant and customer structure the payment terms. For example, in exchange for a greater up-front fee for an intangible right, the registrant may be willing to receive lower unit prices for related products to be delivered in the future. In some circumstances, the right, product, or service conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the registrant's performance of the other elements of the arrangement. Therefore, in the absence of the registrant's continuing involvement under the arrangement, the customer would not have paid the fee. Examples of this type of arrangement include the following:

•
A registrant sells a lifetime membership in a health club. After paying a nonrefundable “initiation fee,” the customer is permitted to use the health club indefinitely, so long as the customer also pays an additional usage fee each month. The monthly usage fees collected from all customers are adequate to cover the operating costs of the health club.

•
A registrant in the biotechnology industry agrees to provide research and development activities for a customer for a specified term. The customer needs to use certain technology owned by the registrant for use in the research and development activities. The technology is not sold or licensed separately without the research and development activities. Under the terms of the arrangement, the customer is required to pay a nonrefundable “technology access fee” in addition to periodic payments for research and development activities over the term of the contract.

•
A registrant requires a customer to pay a nonrefundable “activation fee” when entering into an arrangement to provide telecommunications services. The terms of the arrangement require the customer to pay a monthly usage fee that is adequate to recover the registrant's operating costs. The costs incurred to activate the telecommunications service are nominal.

•
A registrant charges users a fee for non-exclusive access to its web site that contains proprietary databases. The fee allows access to the web site for a one-year period. After the customer is provided with an identification number and trained in the use of the database, there are no incremental costs that will be incurred in serving this customer.

•
A registrant charges a fee to users for advertising a product for sale or auction on certain pages of its web site. The company agrees to maintain the listing for a period of time. The cost of maintaining the advertisement on the web site for the stated period is minimal.

•
A registrant charges a fee for hosting another company's web site for one year. The arrangement does not involve exclusive use of any of the hosting company's servers or other equipment. Almost all of the projected costs to be incurred will be incurred in the initial loading of information on the host company's internet server and setting up appropriate links and network connections.

Question: Assuming these arrangements qualify as single units of accounting under EITF Issue 00-21, when should the revenue relating to nonrefundable, up-front fees in these types of arrangements be recognized?

•
Interpretive Response: The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.

•
In the situations described above, the staff does not view the activities completed by the registrants (i.e., selling the membership, signing the contract, enrolling the customer, activating telecommunications services or providing initial set-up services) as discrete earnings events. The terms, conditions, and amounts of these fees typically are negotiated in conjunction with the pricing of all the elements of the arrangement, and the customer would ascribe a significantly lower, and perhaps no, value to elements ostensibly associated with the up-front fee in the absence of the registrant's performance of other contract elements. The fact that the registrants do not sell the initial rights, products, or services separately (i.e., without the registrants' continuing involvement) supports the staff's view. The staff believes that the customers are purchasing the on-going rights, products, or services being provided through the registrants' continuing involvement. Further, the staff believes that the earnings process is completed by performing under the terms of the arrangements, not simply by originating a revenue-generating arrangement. [emphasis added]

•
While the incurrence of nominal up-front costs helps make it clear that there is not a separate earnings event in the telecommunications example above, incurrence of substantive costs, such as in the web hosting example above, does not necessarily indicate that there is a separate earnings event. Whether there is a separate earnings event should be evaluated on a case-by-case basis. Some have questioned whether revenue may be recognized in these transactions to the extent of the incremental direct costs incurred in the activation. Because there is no separable deliverable or earnings event, the staff would generally object to that approach, except where it is provided for in the authoritative literature (e.g., Statement 51).

•
Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance  and generally should be deferred and recognized systematically over the periods that the fees are earned. [emphasis added]

•
Some propose that revenue should be recognized when the initial set-up is completed in cases where the on-going obligation involves minimal or no cost or effort and should, therefore, be considered perfunctory or inconsequential. However, the staff believes that the substance of each of these transactions indicates that the purchaser is paying for a service that is delivered over time. Therefore, revenue recognition should occur over time, reflecting the provision of service.”

We believe that based on the nature of the transactions, the governing documents,  a detailed interpretation of SAB Topic 13 A3(f), and our summary analysis as described in this letter, the relationship of NeoStem to its collection centers is one of licensor and licensee and the upfront and ongoing fees we receive from a collection center should be recognized as revenue, not as cost recovery, and amortized over some appropriate period of time as we have proposed in our previous communications.   We trust that this letter addresses the concerns raised by the Staff, and respectfully request the Staff’s consideration of our interpretive analysis and viewpoint.

Assuming that the Staff does not object to our analysis and conclusion, we believe it is important to address how we would propose to disclose the fees received from our Collection Centers in future financial statements.

  Our revenue recognition policy in our 10K for 2008 was stated as follows:

Revenue Recognition: The Company initiated the collection and banking of autologous adult stem cells in the fourth quarter of 2006. The Company recognizes revenue related to the collection and cryopreservation of autologous adult stem cells when the cryopreservation process is completed which is generally twenty four hours after cells have been collected. Revenue related to advance payments of storage fees is recognized ratably over the period covered by the advanced payments. The Company also earns revenue, in the form of start up fees, from physicians seeking to establish autologous adult stem cell collection centers. These fees are in consideration of the Company establishing a service territory for the physician. Start up fees are recognized once the agreement has been signed and the physician has been qualified by the Company’s credentialing committee.

In the quarter ended June 30, 2009 we revised our revenue recognition policy to state as follows:

Revenue Recognition: The Company initiated the collection and banking of autologous adult stem cells in the fourth quarter of 2006. The Company recognizes revenue related to the collection and cryopreservation of autologous adult stem cells when the cryopreservation process is completed which is generally twenty four hours after cells have been collected. Revenue related to advance payments of storage fees is recognized ratably over the period covered by the advanced payments. The Company also earns revenue, in the form of start up fees, from physicians seeking to establish autologous adult stem cell collection centers. Start up fees are billed once the agreement has been signed and the physician has been qualified by the Company’s credentialing committee. During the quarter ended June 30, 2009, the Company has modified its revenue recognition policy relative to these fees to recognize such fees as revenues ratably over the appropriate period of time to which the revenue element relates. Previously these fees were recognized in full when agreements were signed and the physician had been qualified by the Company’s credentialing committee.  This modification of our revenue recognition policy did not have a material impact on our results of operations

We propose a further modification of our revenue recognition policy as follows:

Revenue Recognition: The Company initiated the collection and banking of autologous adult stem cells in the fourth quarter of 2006. The Company recognizes revenue related to the collection and cryopreservation of autologous adult stem cells when the cryopreservation process is completed which is generally twenty four hours after cells have been collected. Revenue related to advance payments of storage fees is recognized ratably over the period covered by the advanced payments. The Company also earns revenue, in the form of license fees, from physicians seeking to establish autologous adult stem cell collection centers. These license fees are billed upon signing of the collection center agreement and qualification of the physician by the Company’s credentialing committee and at various times during the term of license agreement based on the terms of the specific agreement. During the quarter ended June 30, 2009, the Company modified its revenue recognition policy relative to these license fees to recognize such fees as revenues ratably over the appropriate period of time to which the revenue element relates. Previously these license fees were recognized in full when agreements were signed and the physician had been qualified by the Company’s credentialing committee.  This modification of our revenue recognition policy did not have a material impact on our results of operations.

We believe the proposed disclosure above, accurately describes the Company’s revenue recognition policy with respect to licensing fees and addresses the points raised by the Staff.  We propose including such disclosure on a prospective basis in future filings, as the accounting impact of the revenue recognition policy as described would not be material to prior filings

Please contact me if you have any questions relating to the matters discussed in this letter.  I may be reached at (212) 584-4171 or the address set forth on the first page of this letter.

Very truly yours,

/s/ Catherine M. Vaczy

Catherine M. Vaczy
Vice President and General Counsel